FEDER KASZOVITZ LLP

ATTORNEYS AT LAW

845 THIRD AVENUE

NEW YORK, N. Y. 10022-1200

Telefax 212-888-7776 Telephone: 212-888-8200 Writer's Ext.: 5404

May 31, 2013

VIA EDGAR

Securities and Exchange Commission

Maryse Mills-Apenteng, Esq.

Special Counsel

100 F Street, N.E.

Washington, D.C. 20549-5546

RE: Worlds Inc. (the “Company”)

Dear Sir/Madam:

We are counsel to the Company. On May 24, 2013 the Company filed a preliminary proxy statement (the “Proxy”). On May 30, 2013, the staff of the Securities and Exchange Commission transmitted to the Company comments on the Proxy. Our responses to the comments are below. For your convenience we have summarized the comments in bold above each response.

1.	We note with respect to the disclosure to Proposal No. 2 that you specifically state that the Company has no current intention to issue any of the additional shares available as a result of the increase in authorized capital. If true, please insert a similar statement in the disclosure with respect to Proposal No. 3 and the additional available shares following the reverse split.

The Company currently has no specific plan to issue any of the available additional shares of common stock arising from the implementation of the reverse split. The Proxy has been amended to insert such a statement in the discussion of Proposal No. 3.

2.	With respect to the tables contained in the disclosure to Proposal No. 3, please clarify the number of authorized shares of common stock applicable to each table.

The disclosure has been amended to indicate the number of authorized shares of common stock applicable to each table.

Please note that the Proxy has also been revised to state, in the discussions of both Proposal No. 2 and Proposal No. 3, that the resulting additional shares or increased market price may be utilized as part of an “up-list” to qualify the Company’s common stock for a quotation on NASDAQ or listing on an exchange. We also note that the Board of Directors’ authorization to implement the reverse split (if passed) will terminate on the record date of the next annual meeting of stockholders. In this regard, please note that the stockholders have previously granted the Board of Directors this authority and the Board never exercised its authority to implement the reverse split. Finally, we are changing the date of the meeting from July 15 to July 18.

Very truly yours,

/s/ IRVING ROTHSTEIN

Irving Rothstein